Exhibit 99.3

Intellipharmaceutics International Inc.

Contact: 30 Worcester Road Toronto, ON Canada M9W 5X2 www.intellipharmaceutics.com	Glenn Neumann Director of Investor Relations 416-798-3001 x123 investors@intellipharmaceutics.com

FOR IMMEDIATE RELEASE

Intellipharmaceutics Announces Second Quarter 2011 Results

Toronto, Ontario (July 5, 2010) – Intellipharmaceutics International Inc. (NASDAQ:IPCI ; TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2011.  All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the three months ended May 31, 2011 was $2.0 million, or $0.12 per common share, compared with a loss of $0.3 million, or $0.03 per common share for the three month period ended May 31, 2010.  The loss for the six months ended May 31, 2011 was $4.7 million, or $0.33 per common share, compared with a loss of $1.7 million, or $0.16 per common share for the six months ended May 31, 2010.  For the three months ended May 31, 2011, the increased period-over-period loss can be mainly attributed to the fact that during the three month period ended May 31, 2010, a drug development agreement was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was brought into income in the comparative period in 2010.  The loss for the three months ended May 31, 2011 was impacted by an increase in fair value adjustment of derivative liability of $0.6 million mainly relating to the issuance of warrants from the February 2011 private placement financing.

Loss from operations for the three months ended May 31, 2011 was $2.4 million compared with $1.9 million for the three months ended May 31, 2010. Research and development expenditures for the three months ended May 31, 2011 increased to $1.4 million, compared to $1.2 million for the comparative period, as a result of a stronger financial position.   This stronger financial position is allowing Intellipharmaceutics to pursue its strategy of advancing its products from the formulation stage toward product development, regulatory approval and manufacturing before out-licensing marketing and sales rights to established organizations.  No assurance can be given with regard to the achievement of any particular stage for any particular drug product. Selling, general and administrative expenses for the three months ended May 31, 2011 increased to $0.9 million versus $0.7 million in the comparative period, mainly due to an increase in administrative costs associated with commercialization activities and legal expenses.

At May 31, 2011, Intellipharmaceutics’ cash totaled $8.5 million, compared with $10.5 million at February 28, 2011.  The decrease in cash and cash equivalents during the three months ended May 31, 2011 is mainly a result of cash used in operating activities related to increased research and development activities.

Intellipharmaceutics anticipates that its burn rate, namely its cash flows used in operating activities excluding financing expense, will be approximately $3.1 million during the remainder of fiscal 2011.  Depending on the progress of ongoing partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan.

Corporate Update

•
On March 29, 2011, we announced that Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., our development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to our generic version of 30mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. On April 5, 2011, we also announced, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to our generic version of 30mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We remain confident that our generic version of 30 mg Focalin XR® does not, in any event, infringe the patents in issue.

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On April 4, 2011 we announced the filing of an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration (FDA) for a generic of Seroquel XR® (quetiapine fumarate extended-release) tablets. Seroquel XR® is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. On May 3, 2011 we announced the acceptance of the filing of this ANDA. Sales of Seroquel XR® in the U.S. were approximately $920 million for the12 months ending May 2011.

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On May 26, 2011, we announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, had filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this press release, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

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On June 21, 2011, we announced that the Company and Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had settled the patent infringement litigation in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics’ generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Under the terms and conditions of the Settlement Agreement, Intellipharmaceutics has been granted a non-exclusive license to the patents in suit that will permit Intellipharmaceutics to launch a generic of Effexor XR® in the United States following FDA approval of this product. There can be no assurance that such approval will be granted. Sales of Effexor XR® and generic versions of Effexor XR® in the U.S. were approximately $2.8 billion for the 12 months ending May 2011.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs.  The Company’s patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including five ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company’s plans and milestones, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management’s Discussion and Analysis for the three and six month periods ended May 31, 2011, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31	November 30
	2011	2010
	$	$

Assets
Current
Cash and cash equivalents	8,478,270	789,136
Accounts receivable	1,726	1,619
Investment tax credits	789,577	1,184,345
Prepaid expenses, sundry and other assets	289,974	142,379
	9,559,547	2,117,479

Deferred offering cost	-	224,673
Property and equipment, net	998,712	925,554
	10,558,259	3,267,706

Liabilities
Current
Accounts payable	917,432	612,957
Accrued liabilities	385,670	321,030
Employee cost payable	607,824	575,625
Current portion of capital lease obligations	4,062	13,230
Due to related parties	1,416,880	1,635,842
	3,331,868	3,158,684

Warrant liability	11,152,475	7,161
Deferred revenue	8,905	8,905
	14,493,248	3,174,750

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,771,329 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	20,086,086	19,369,005
Accumulated other comprehensive loss	(408,408)	(225,476)
Deficit	(23,759,819)	(19,067,542)
	(3,934,989)	92,956
Contingencies
	10,558,259	3,267,706

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three Months ended		Six Months ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010

	$	$	$	$

Revenue
Research and development	-	1,449,624	-	1,452,221
	-	1,449,624	-	1,452,221

Expenses
Research and development	1,434,419	1,174,769	2,623,915	1,874,427
Selling, general and administrative	912,791	682,628	1,443,433	1,386,657
Depreciation	53,832	60,898	104,345	115,883
	2,401,042	1,918,295	4,171,693	3,376,967

Loss from operations	(2,401,042)	(468,671)	(4,171,693)	(1,924,746)
Fair value adjustment of derivative liability	565,877	110,157	1,600,947	132,021
Financing expense	(134,247)	-	(2,357,732)	-
Net foreign exchange gain	6,854	46,592	255,519	74,956
Interest income	15,409	20,101	25,597	23,734
Interest expense	(21,634)	(24,626)	(44,915)	(49,965)
Loss	(1,968,783)	(316,447)	(4,692,277)	(1,744,000)
Other comprehensive income (loss)
Foreign exchange translation adjustment	41,991	29,907	(182,932)	37,253
Comprehensive loss	(1,926,792)	(286,540)	(4,875,209)	(1,706,747)

Loss per common share, basic and diluted	(0.12)	(0.03)	(0.33)	(0.16)

Weighted average number of common
shares outstanding, basic and diluted	15,757,720	10,907,057	14,075,523	10,907,057

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$

Loss	(1,968,783)	(316,447)	(4,692,277)	(1,744,000)
Items not affecting cash
Depreciation	53,832	60,898	104,345	115,883
Stock-based compensation	143,232	443,116	605,952	448,354
Interest accrual	21,467	23,454	44,772	47,829
Fair value adjustment of derivative liability	(565,877)	(110,156)	(1,600,947)	(132,021)
Financing expense	134,247	-	1,026,743	-
Unrealized foreign exchange (gain) loss	(103,566)	26,929	110,441	74,473

Change in non-cash operating assets & liabilities
Accounts receivable	(47)	(1,310)	(107)	3,049
Investment tax credits	(95,788)	779,731	466,024	730,194
Prepaid expenses and sundry assets	(93,389)	56,557	(143,934)	49,882
Accounts payable and accrued liabilities	591,978	(353,580)	192,927	(1,196,106)
Deferred revenue	-	(1,439,394)	-	(1,440,421)
Cash flows used in operating activities	(1,882,694)	(830,202)	(3,886,061)	(3,042,884)

Financing activities
Payments due to related parties	-	(104,344)	(351,229)	(860,104)
Repayment of capital lease obligations	(4,311)	(9,597)	(9,968)	(17,891)
Issuance of common shares on exercise of stock options	-	-	90,818	-
Proceeds from issuance of shares and warrants, gross	-	-	12,000,000	-
Cash flows (used in) from financing activities	(4,311)	(113,941)	11,729,621	(877,995)

Investing activity
Purchase of property and equipment	(174,107)	(104,052)	(177,503)	(116,615)
Cash flows used in investing activities	(174,107)	(104,052)	(177,503)	(116,615)

Effect of foreign exchange gain on
cash held in foreign currency	1,177	68,875	23,077	91,782

(Decrease) increase in cash	(2,059,935)	(979,320)	7,689,134	(3,945,712)
Cash, beginning of period	10,538,205	5,048,100	789,136	8,014,492

Cash and cash equivalents, end of period	8,478,270	4,068,780	8,478,270	4,068,780

Supplemental cash flow information
Interest paid	-	-	113,940	105,903
Taxes paid	-	-	-	-